UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Great Ajax Corp.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

38983D300

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38983D300	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSON: Flexpoint Great Ajax Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,917,500 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,917,500 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,917,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.04% (a)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 15,926,052 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

CUSIP No. 38983D300	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSON: Flexpoint Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,917,500 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,917,500 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,917,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.04% (a)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 15,926,052 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

CUSIP No. 38983D300	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSON: Flexpoint Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,917,500 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,917,500 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,917,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.04% (a)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 15,926,052 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

CUSIP No. 38983D300	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSON: Flexpoint Ultimate Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,917,500 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,917,500 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,917,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.04% (a)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 15,926,052 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

CUSIP No. 38983D300	13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSON: Donald J. Edwards
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,917,500 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,917,500 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,917,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.04% (a)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	The percentage is calculated using the 15,926,052 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

CUSIP No. 38983D300	13G	Page 7 of 11 Pages

Item 1(a).	Name of Issuer:

Great Ajax Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9400 SW Beaverton-Hillsdale Hwy, Suite 131, Beaverton, OR 97005

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed by Flexpoint Great Ajax Holdings, LLC, Flexpoint Fund II, L.P., Flexpoint Management II, L.P., Flexpoint Ultimate Management II, LLC and Donald J. Edwards (individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1 and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Flexpoint Ford, LLC, 676 N. Michigan Ave., Suite 3300, Chicago, IL 60611.

Item 2(c).	Citizenship:

Each of Flexpoint Great Ajax Holdings, LLC and Flexpoint Ultimate Management II, LLC is a limited liability company organized under the laws of the State of Delaware. Each of Flexpoint Fund II, L.P. and Flexpoint Management II, L.P. is a limited partnership organized under the laws of the State of Delaware. Donald J. Edwards is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

38983D300

CUSIP No. 38983D300	13G	Page 8 of 11 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Flexpoint Great Ajax Holdings, LLC is the record owner of 1,917,500 shares of Common Stock.

Flexpoint Fund II, L.P. is the manager of Flexpoint Great Ajax Holdings, LLC. Flexpoint Management II, L.P. is the general partner of Flexpoint Fund II, L.P. Flexpoint Ultimate Management II, LLC is the general partner of Flexpoint Management II, L.P. Donald J. Edwards is the sole managing member of Flexpoint Ultimate Management, LLC.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Great Ajax Corp., except for Flexpoint Great Ajax Holdings, LLC for the shares which it holds of record as provided herein.

(b)	Percent of class:

Flexpoint Great Ajax Holdings, LLC: 12.04%

Flexpoint Fund II, L.P.: 12.04%

Flexpoint Management II, L.P.: 12.04%

Flexpoint Ultimate Management II, LLC: 12.04%

Donald J. Edwards: 12.04%

CUSIP No. 38983D300	13G	Page 9 of 11 Pages

These percentages are calculated using the 15,926,052 shares of Common Stock outstanding as disclosed in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2015.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each Reporting Person

(ii)	shared power to vote or to direct the vote:

Flexpoint Great Ajax Holdings, LLC: 1,917,500 shares

Flexpoint Fund II, L.P.: 1,917,500 shares

Flexpoint Management II, L.P.: 1,917,500 shares

Flexpoint Ultimate Management II, LLC: 1,917,500 shares

Donald J. Edwards: 1,917,500 shares

(iii)	sole power to dispose or to direct the disposition of:

0 shares for each Reporting Person

(iv)	shared power to dispose or to direct the disposition of:

Flexpoint Great Ajax Holdings, LLC: 1,917,500 shares

Flexpoint Fund II, L.P.: 1,917,500 shares

Flexpoint Management II, L.P.: 1,917,500 shares

Flexpoint Ultimate Management II, LLC: 1,917,500 shares

Donald J. Edwards: 1,917,500 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

CUSIP No. 38983D300	13G	Page 10 of 11 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 38983D300	13G	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 4, 2016.

FLEXPOINT GREAT AJAX HOLDINGS, LLC
By:	Flexpoint Fund II, L.P.
Its Manager
	By:	Flexpoint Management II, L.P.
Its General Partner
		By:	Flexpoint Ultimate Management II, LLC
Its General Partner

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Title:	Manager

FLEXPOINT FUND II, L.P.
By:	Flexpoint Management Fund II, L.P.
Its General Partner
	By:	Flexpoint Ultimate Management II, LLC
Its General Partner

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Title:	Manager

FLEXPOINT MANAGEMENT II, L.P.
By:	Flexpoint Ultimate Management II, LLC
Its General Partner

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Title:	Manager

FLEXPOINT ULTIMATE MANAGEMENT II, LLC

By:	/s/ Donald J. Edwards
Name:	Donald J. Edwards
Title:	Manager

DONALD J. EDWARDS

/s/ Donald J. Edwards

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement, dated February 4, 2016

2	Powers of Attorney of the Reporting Persons